UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended: December 31, 2002

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from          to

Commission file Number 1-12804
MOBILE MINI, INC. 401(k) PROFIT SHARING AND TRUST
(Full title of the Plan)

MOBILE MINI, INC.

(Name of the issuer of the securities held pursuant to the Plan)

7420 S. KYRENE ROAD, SUITE 101
TEMPE, ARIZONA 85283
(Address of principal executive office of the issuer)

MOBILE MINI, INC. 401(k) PROFIT SHARING AND TRUST
Index of Financial Statements and Exhibits

Item

Independent Auditors’ Report

Statements of Net Assets Available for Benefits at December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

Notes to Financial Statements

Schedule H, Line 4(i), Schedule of Assets (Held at End of Year)
Signature

Exhibit 23 – Consent of Mayer Hoffman McCann P.C., Independent Auditors

Exhibit 99.1 – Certification of Plan Administrator Pursuant to 18 U.S.C., Section 1350 as Adopted

     Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

MOBILE MINI, INC.
401(k) PROFIT SHARING PLAN AND TRUST

Financial Statements
And
Supplemental Schedule

December 31, 2002 and 2001

MOBILE MINI, INC.
401(k) PROFIT SHARING PLAN AND TRUST

*	Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee of
Mobile Mini, Inc. 401(k) Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of

MOBILE MINI, INC. 401(k) PROFIT SHARING PLAN AND TRUST

at December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Mobile Mini, Inc. 401(k) Profit Sharing Plan and Trust at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management, and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 20, 2003
Phoenix, Arizona

MOBILE MINI, INC.
401(k) PROFIT SHARING PLAN AND TRUST
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

	2002	2001

Assets
Investments at fair value	$3,131,097	$3,778,163
Participant loans	113,053	121,598
Contributions receivable:
Participants	—	3,900
Employer	—	4,734

Total assets	3,244,150	3,908,395

Liabilities
Excess Employee deferrals	25,012	4,216

Net Assets Available for Benefits	$3,219,138	$3,904,179

The accompanying notes are an integral part of these statements.

MOBILE MINI, INC.
401(k) PROFIT SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(1,417,011)
Interest and dividends	36,657

Total Investment Loss	(1,380,354)

Contributions:
Participant	879,866
Company discretionary contributions	76,801
Rollover	17,806

Total contributions	974,473

Total additions	(405,881)
Deductions from net assets attributed to:
Benefits paid to participants	274,221
Other	4,939

Total deductions	279,160

Net decrease in net assets available for benefits	(685,041)
Net assets available for benefits:
Beginning of year	3,904,179

End of year	$3,219,138

The accompanying notes are an integral part of these statements.

MOBILE MINI, INC.
401 (k) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description

The following is only a general description of the Mobile Mini, Inc. 401 (k) Profit Sharing Plan and Trust (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General The Plan is a defined contribution plan which was originally adopted by Mobile Mini, Inc. (the “Company” or “Plan Sponsor”) in 1994 and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee The Plan has engaged Putnam Fiduciary Trust Company (the “Trustee”) to provide recordkeeping, custodial and administrative services to the Plan and all Plan assets are held in trust with the Trustee.

Eligibility Employees are eligible to participate in the Plan upon meeting the following criteria: (1) one year of service; and (2) the completion of 1,000 hours of service in one year. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition. There were 530 and 517 participants in the Plan as of December 31, 2002 and 2001, respectively.

Contributions Participants may contribute up to 15% of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Services (“IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company matches, at its sole discretion, an annual profit sharing contribution of up to $500 per Participant. Participant contributions and Company matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the Plan document and the Internal Revenue Code of 1986, as amended (the “Code”).

Participant Accounts Separate accounts are maintained for each Participant; and each Participant’s account is credited with the Participant’s contribution, an allocation of the Company discretionary contribution, and Plan income (loss) and forfeitures of terminated Participants’ non-vested accounts. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. The Company discretionary contribution to date has been invested solely in common stock of the Plan Sponsor and is considered non-participant-directed.

As of December 31, 2002, each Participant may elect to have his or her contributions invested in any one or any combination of seven investment funds. These funds include:

Putnam American Government Income Fund which invests in a wide array of government securities, many of which are backed by the full faith and credit of the U.S. Government.

MOBILE MINI, INC.
401 (k) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 1 – Plan Description (continued)

Putnam Asset Allocation Fund which provides diversification to reduce risk by spreading assets across multiple asset classes and offers investors a flexible investment strategy that seeks strong returns over time.

Putnam International Growth Fund which is designed to serve investors seeking broad international exposure by investing in large and midsize companies in developed markets that offer a combination of growth potential and attractive stock prices.

Putnam Money Market Fund which is designed to provide dividends from a high-quality portfolio of short-term investments consistent with preservation of capital, maintenance of liquidity and stability of principal.

George Putnam Fund of Boston which pursues a balanced investment strategy that combines value stocks with bonds by providing capital growth and current income.

Putnam Investors Fund which targets companies believed to offer strong long-term growth potential and invests primarily in stocks of large, well-established companies from a broad range of industries.

Mobile Mini Stock Fund which invests in the common stock of Mobile Mini, Inc.

Vesting Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company discretionary matching and profit sharing contributions and the earnings on those contributions, the vesting schedule is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service.

Administration The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2002, the Company assumed all Plan administrative and operating expenses; however, the Company has no obligation to assume any Plan expenses in the future.

Distributions Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. The Participant (or the designated beneficiary) will receive a lump-sum distribution of the value of the account. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified employer plan.

Loans to Participants The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan document and the Code. Participant loans as of December 31, 2002 and 2001 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. As of December 31, 2002, participant loans carried interest rates ranging from 5.25% to 10.50%, with maturities of six years or less. Principal and interest is paid ratably through payroll deductions.

MOBILE MINI, INC.
401 (k) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 1 – Plan Description (continued)

Amendment and Termination of the Plan The Company anticipates that the Plan will continue without interruption; the Company, however, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such an amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Note 2 - Significant Accounting Policies:

Method of Presentation The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2002 and 2001, respectively, and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2002. Actual results could differ from those estimates.

Concentration of Credit Risk Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to Participants through participation in more than one fund.

Investment Valuation The Plan’s investments are stated at fair market value and measured daily based on quoted market prices. Investments in the various investment funds are reported at fair value as measured by Putnam Investments at December 31, 2002 and 2001, respectively, based on net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation (depreciation) on investments.

Benefits Benefits are recorded when paid.

MOBILE MINI, INC.
401 (k) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 3 – Investments

Investments are valued at fair value as determined by an active market consist of the following at December 31, 2002 and 2001:

	2002		2001

Putnam American Government Income Fund	$90,885		$136,505
Putnam Asset Allocation Fund	93,395		77,757
Putnam International Growth Fund	402,760	*	401,157	*
Putnam Money Market Fund	210,362	*	159,857
George Putnam Fund of Boston	656,965	*	613,350	*
Putnam Investors Fund	593,786	*	662,909	*
Loan Fund	113,053		121,598

	2,161,206		2,173,133

Company Stock
Participant-directed	818,027		1,193,129
Nonparticipant-directed	264,917		533,500

Total company stock	1,082,944	*	1,726,629	*

	$3,244,150		$3,899,762

* - Represents 5% or more of investments in the Plan’s net assets at the indicated date.

During 2002, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by $1,417,011 as follows:

2002

Company Stock	$(322,555)
Mutual Funds	(1,094,456)

$(1,417,011)

MOBILE MINI, INC.
401 (k) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 4 – Nonparticipant-directed Investments

Information about the net assets and significant components of the changes in net assets relating to nonparticipant-directed investments for the year ended December 31, 2002 is presented as follows:

2002

Changes in nonparticipant-directed net assets:
Investment loss	$(321,141)
Benefits paid	(24,243)
Company discretionary contributions	76,801

Decrease in net assets	(268,583)
Net assets invested in Company stock:
Beginning of year	533,500

End of year	$264,917

Note 5 – Excess Employee Deferrals

The Plan failed to meet non-discrimination tests in accordance with the regulations and it was determined certain participants would be refunded a portion of their contributions. These amounts were $25,012 and $4,216 at December 31, 2002 and 2001, respectively.

Note 6 – Tax Status of the Plan

The Plan is a standardized prototype plan developed by the Trustee of the Plan. As such, the Plan can rely on the determination letter issued by the IRS to the Trustee. These letters stated the Plan, as designed, was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Note 7 – Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee, which provides recordkeeping, custodial and administrative services to the Plan. In addition, the Plan holds as an investment Mobile Mini, Inc. common stock. These transactions are considered exempt party-in-interest transactions. The entire 2002 employer discretionary contribution was invested in Mobile Mini, Inc. stock.

MOBILE MINI, INC.
401 (k) PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements (continued)

Note 8 - Reconciliation of Form 5500

The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500:

	2002	2001

Net assets available for benefits per the financial statements	$3,219,138	$3,904,179
Plus excess employee deferrals recorded as a liability		4,216

Net assets available for benefits per the Form 5500	$3,219,138	$3,908,395

Benefits paid to participants per the financial statements	$274,221
Less corrective distributions	(25,575)
Less deemed distribution of participant loans	(12,001)
Other	—

Benefits paid to participants per the Form 5500	$236,645

SUPPLEMENTAL SCHEDULE

MOBILE MINI, INC.
401(k) PROFIT SHARING PLAN AND TRUST
Employer Identification Number 86-0748362 Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year)
As of December 31, 2002

		(c) Description of investment,
	(b) Identity of issue,	including maturity date,
	borrower, lessor,	interest rate, collateral,			(e) Current
(a)	or similar party	par or maturity value		(d) Cost	Value

*	Putnam	American Government Income Fund	$	***	$90,885
*	Putnam	Asset Allocation Fund		***	93,395
*	Putnam	International Growth Fund		***	402,760
*	Putnam	Money Market Fund		***	210,362
*	Putnam	George Putnam Fund of Boston		***	656,965
*	Putnam	Investors Fund		***	593,786
**	Mobile Mini, Inc.	Common stock of Plan Sponsor		1,166,689	1,082,944
**	Participant loans	Various rates of interest ranging from 5.25% to 10.25%, maturing within six years, and collateralized by the participant’s account balance			113,053

					$3,224,150

*	-	A Trustee for the Plan, therefore a party-in-interest for which a statutory exemption exists.

**	-	Investment qualifies as a party-in-interest for the Plan.

***	-	Investments are participant-directed, therefore disclosure of cost is not required.

   See Independent Auditors’ Report

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE MINI, INC. 401(k) PROFIT SHARING AND TRUST

(Full Title of the Plan)

Date: June 27, 2003	By:	/s/ Larry Trachtenberg

Larry Trachtenberg
Executive Vice President,
Chief Financial Officer of Mobile Mini, Inc.

EXHIBIT 23

Consent of Mayer Hoffman McCann P.C.
Independent Auditors

We consent to the incorporation by reference in Registration Statement on Form S-8 (No. 333-2868) pertaining to the Mobile Mini, Inc. 401(k) Profit Sharing Plan and Trust of our report dated June 20, 2003, with respect to the financial statements and supplemental schedule of Mobile Mini, Inc. 401(k) Profit Sharing Plan and Trust included in this Form 11-K for the year ended December 31, 2002 filed with the Securities and Exchange Commission.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona

June 27, 2003

EXHIBIT 99.1

CERTIFICATION

The undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as the plan administrator of the Mobile Mini, Inc. 401(k) Profit Sharing Plan and Trust (the “Plan”), that, to his knowledge, the Annual Report for the Plan on Form 11-K for the period ended December 31, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K. A signed original of this statement has been provided to Mobile Mini, Inc. and will be retained by Mobile Mini, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 27, 2003

By:	/s/ Larry Trachtenberg

Larry Trachtenberg
Plan Administrator